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                 May 9, 2023

       Neil H. Shah
       President and Chief Executive Officer
       HERSHA HOSPITALITY TRUST
       44 Hersha Drive
       Harrisburg, Pennsylvania 17102

                                                        Re: HERSHA HOSPITALITY
TRUST
                                                            Registration
Statement on Form S-3
                                                            Filed May 3, 2023
                                                            File No. 333-271590

       Dear Neil H. Shah:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

             Please contact Catherine De Lorenzo at 202-551-4079 or Ruairi Regan at 202-551-
       3269 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Real Estate & Construction
       cc:                                              James V. Davidson, Esq.